UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 27th July, 2015	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 23rd July, 2014 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of Annual General Meeting of the Bank and Voting Results

Exhibit I

July 23, 2015

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re:	Outcome of the Annual General Meeting and Voting Results.

We wish to inform you that the Annual General Meeting (AGM) of the Bank was held on Tuesday, July 22, 2015 at 2.30 p.m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai – 400020 India.

Please find enclose the following documents as mentioned below:

1. The details of business transacted at the AGM and Scrutinizers Report

2. Results of the voting for the resolutions set out in the Notice of the AGM dated June 18, 2015.

All resolutions were passed with overwhelming majority.

This is for your information and records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal)

& Company Secretary

Encl: As above

Combined Scrutinizer’s Report on Remote E-voting & Voting conducted at the 21st AGM of HDFC BANK Limited held on July 21, 2015

To,

The Chairperson,

HDFC BANK Limited

HDFC BANK HOUSE, Senapati Bapat Marg,

Lower Parel (west)

Mumbai 400013

21st Annual General Meeting of the Equity Shareholders of HDFC BANK Limited held on Tuesday, July 21, 2015 at 2.30 P. M. at Birla Matushri Sabhagar, 19 New Marine Lines, Mumbai - 400020.

Sub:	Passing of Resolution(s) through electronic voting pursuant to section 108 of the Companies Act 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended and clause 35B of the Listing Agreement.

The Board of Directors of HDFC BANK Limited (hereinafter referred to as the “Bank”) at its meeting held on April 23, 2015 has appointed me as the Scrutinizer for the Remote E-voting process, voting on ballot form sent along with the Notice of the AGM pursuant to clause 35B of the listing agreement, as well as to scrutinize the physical ballot forms received from the members at the venue of the AGM pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and in accordance with the Listing Agreement. I say, I am familiar and well versed with the concept of electronic voting system as prescribed under the said Rules and the SEBI circular No. CIR/CFD/POLICY CELL/2/2014 dated April 17, 2014 issued in this regard.

Report on Scrutiny:

•	The Bank had appointed Central Depository Services Limited (“CDSL’) as the Service provider, for the purpose of extending the facility of Remote E-Voting to the Members of the Bank. Datamatics Financial Services Limited is the Registrar and Share Transfer Agents (‘RTA’) of the Bank.

•	The CDSL had provided a system for recording the votes of the Members electronically on all the Eleven (11) items of the business (both Ordinary and Special businesses) sought to be transacted in the 21st Annual General Meeting (AGM) of the Bank, which was held on Tuesday, July 21, 2015.

•	The CDSL had set up electronic voting facility on their website, https://www.evotingindia.com. The Bank had uploaded all the Eleven (11) items of the business to be transacted at the AGM on the website of the Bank and also its Service Provider CDSL to facilitate their Members to cast their vote through Remote E-Voting.

•	The Bank in addition to remote e-voting had sent to the shareholders ballot form in physical mode along with the Notice of the AGM in terms of clause 35B of the Listing Agreement to facilitate those members who did not have access to e-voting facility to cast their votes by giving their assent or dissent in respect of the resolutions as set out in the Notice of the AGM dated June 18, 2015. The last date of receipt of the physical ballot forms was on or before Monday July 20, 2015 at 5:00 P.M.

•	The cut-off date for determining eligibility of the shareholders for receiving the Annual Report – 2015 and the Notice of the Annual General Meeting (AGM) was June 13, 2015. As on that date, there were 452192 Members of the Bank. The service provider had sent the Notices of the AGM along with Annual Report and E-voting details by email to 236955 Members whose email Id was made available by the two Depositories and for those members, holding in physical form, who had registered their email Id with the RTA. In respect of 211695 folios, (excluding multiple folios as well as disputed cases) Members, who’s Email Ids were not available, the Notices were sent by courier. In respect of 32412 cases, where the transmissions through email had failed, the Bank had made a second attempt on 1st July, 2015 and once again after clearing the data deficiency by sending the link of Annual Report at the e-mail addresses available with the Bank.

•	The Notices sent (both through email and physical form) contained the detailed procedure to be followed by the Members who were desirous of casting their votes electronically as provided in the Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended.

•	The Cut-off date for the purposes of identifying the Members who will be entitled to vote on the resolutions placed for approval of the Members was Tuesday July 14, 2015. The Corrigendum to the Notice was published in the edition of Business Standard and Navshakti dated 7th July, 2015.

•	As prescribed in the aforesaid Rules, the Remote E-Voting facility was kept open for four days from Friday, July 17, 2015 at 9:30 A.M. to Monday, July 20, 2015 at 5:00 P.M.

•	The Bank completed the dispatch of the notices to the members by Saturday, June 27, 2015.

•	As prescribed in clause (v) of sub rule 4 of the Rule 20, the Bank also released an advertisement, which was published more than 21 days before the date of the AGM in English in Free Press Journal newspaper having country-wide circulation dated June 29, 2015 and in Marathi in Navshakti newspaper dated June 29, 2015. The notice published in the newspaper carried the required information as specified in Sub Rule 4(v) (a) to (h) of the said Rule 20.

•	At the end of the voting period on July 20, 2015 at 5.00 P.M., the voting portal of the Service Provider was blocked forthwith. The ballot forms received from the shareholder till 5:00 P.M. was also duly accounted for.

•	At the venue of the 21st AGM of the Bank held on July 21, 2015, the facility to vote through Ballot Paper had been provided to facilitate those members present in the meeting but could not participate in the Remote E-voting or voting through physical ballot sent along with the Notice, to record their votes.

•	On July 21, 2015, after counting of the votes conducted at the venue of the AGM through ballot paper, the votes cast through Remote E-Voting facility was duly unblocked by me as a Scrutinizer in the presence of Mr. Sameer Shaikh and Mr. Akshay Vora who acted as the witnesses, as prescribed in Sub Rule 4(xii) of the said Rule 20. Simultaneously the ballot form sent along with the Notice of the AGM was also taken up for scrutiny.

•	After the voting at the AGM was concluded, two (2) ballot boxes kept for the purpose of casting of votes were locked in my presence with due identification marks placed by me. The locked ballot boxes were subsequently opened in my presence and in presence of two witnesses, as mentioned above, and ballot papers were diligently scrutinized. The ballot papers were reconciled with the records maintained by the Registrar and Transfer Agents of the Bank and the authorizations / proxies lodged with the Bank. The ballot papers, which were incomplete and/or which were otherwise found defective have been treated as invalid and kept separately.

•	Thereafter, I as a Scrutinizer duly compiled the details of the Remote E-Voting carried out by the Members together with the physical voting on the form sent along with the Notice of the AGM as well as the physical voting done at the venue of the AGM by way of Ballot paper, the details of which are as follows:

The results of the Remote E-voting together with that of the physical voting on the Ballot Form sent along with the Notice of Annual General Meeting and also the voting conducted at venue of the AGM by way of Ballot Papers are as under:

Details	Remote E-voting	Physical ballot sent with Notice of AGM	Voting through Ballot paper at AGM	Total voting
Number of members who cast their votes	1145	48	53	1246
Total number of Shares held by them	1342558042	13137631	1000352	1356696025
Valid votes	As per details provided under each one of the Resolution(s) mentioned hereunder
Abstained / Invalid Votes	Various as mentioned under each of the Resolution(s) mentioned hereunder

Note:

1. Percentage of votes cast in favour or against the resolutions are calculated based on the Valid Votes cast through Remote E-Voting, ballot form sent along with the Notice of AGM and Physical Voting at the venue of the meeting.

2. As per the applicable provisions of the Banking Regulation Act 1949, the voting rights of a shareholder of a Banking Company are restricted to 10% of the total voting rights in the said company. Housing Development Finance Corporation Limited (HDFC Ltd.), one of the promoter, is holding 393211100 shares in its name, which constitutes 15.66% (approximately) of the paid up Capital of the Bank. Accordingly the votes cast by this entity for the purpose of valid votes cast is being restricted to 251145820 shares being 10 % of the total paid up Capital of the Bank.

3. In respect of item no 8 and 11 which requires approval of the shareholders where related party transactions were involved, the Related Parties were duly identified and were not allowed to vote or, in case they voted the votes were treated as invalid.

ORDINARY BUSINESS

I)	Item No. 1 of the Notice (As an Ordinary Resolution):

Consideration and adoption of the audited financial statements (standalone and consolidated) of the Bank for the year ended March 31, 2015 and the reports of the Board of Directors and Auditors thereon.

Manner of Voting	Votes in favour of the resolution		Votes against the resolution		Abstained / Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Remote E-voting	1196909382	99.999	1527	0.001	145647133
Ballot paper sent along with Notice	13137586	100.00	000	0.00	45
Physical Voting	999725	100.00	000	0.00	627

TOTAL	1211046693	99.999	1527	0.001	145647805

II)	Item No. 2 of the Notice (As an Ordinary Resolution):

Declaration of dividend on equity shares.

Manner of Voting	Votes in favour of the resolution		Votes against the resolution		Abstained / Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Remote E-voting	1199339597	99.999	527	0.001	143217918
Ballot paper sent along with Notice	13137586	100.00	000	0.00	45
Physical Voting	999725	100.00	000	0.00	627

TOTAL	1213476908	99.999	527	0.001	143218590

III)	Item No. 3 of the Notice (As an Ordinary Resolution):

Appointment of Mr. Paresh Suthankar (DIN 01843099) who retires by rotation and being eligible offers himself for reappointment as a Director of the Bank

Manner of Voting	Votes in favour of the resolution		Votes against the resolution		Abstained / Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Remote E-voting	1192408195	99.472	6931929	0.578	143217918
Ballot paper sent along with Notice	13137586	100.00	000	0.00	45
Physical Voting	999725	100.00	000	0.00	627

TOTAL	1206545506	99.429	6931929	0.571	143218590

IV)	Item No. 4 of the Notice (As an Ordinary Resolution):

Appointment of Mr. Kaizad Bharucha (DIN 02490648) who retires by rotation and being eligible offers himself for reappointment as a Director of the Bank

Manner of Voting	Votes in favour of the resolution		Votes against the resolution		Abstained / Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Remote E-voting	1192384964	99.472	6931960	0.578	143241118
Ballot paper sent along with Notice	13137586	100.00	000	0.00	45
Physical Voting	999725	100.00	000	0.00	627

TOTAL	1206522275	99.429	6931960	0.571	143241790

V)	Item No. 5 of the Notice (As an Ordinary Resolution):

Re-Appointment of M/s. Deloitte Haskins and Sells, (Firm Registration no 117365W) as the Statutory Auditors of the Bank

Manner of Voting	Votes in favour of the resolution		Votes against the resolution		Abstained / Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Remote E-voting	1173129531	99.365	7501387	0.635	161927124
Ballot paper sent along with Notice	13137551	99.999	35	0.001	45
Physical Voting	999725	100.00	000	0.00	627

TOTAL	1187266807	99.372	7501422	0.628	161927796

SPECIAL BUSINESS

VI)	Item No. 6 of the Notice (As an Ordinary Resolution): Appointment of Mr. Malay Patel

(DIN 06876386) as an Independent Director for a period of five years not liable to retire by rotation

Manner of Voting	Votes in favour of the resolution		Votes against the resolution		Abstained / Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Remote E-voting	1192729598	99.999	16826	0.001	149811618
Ballot paper sent along with Notice	13137551	99.999	35	0.001	45
Physical Voting	999725	100.00	000	0.00	627

TOTAL	1206866874	99.999	16861	0.001	149812290

VII)	Item No. 7 of the Notice (As a Special Resolution):

To increase the approved limits of borrowing not exceeding Rs. 50,000 (Rupees Fifty Thousand) crores over and above the paid up capital and free reserves

Manner of Voting	Votes in favour of the resolution		Votes against the resolution		Abstained / Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Remote E-voting	1199314832	99.999	2092	0.001	143241118
Ballot paper sent along with Notice	13137586	100.00	000	0.00	45
Physical Voting	999725	100.00	000	0.00	627

TOTAL	1213452143	99.999	2092	0.001	143241790

VIII)	Item No. 8 of the Notice (As a Special Resolution):

To ratify and approve related party transactions with Housing Development Finance Corporation Limited

Manner of Voting	Votes in favour of the resolution		Votes against the resolution		Abstained / Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Remote E-voting	760662331	99.999	2097	0.001	581893614
Ballot paper sent along with Notice	13137551	99.999	35	0.001	45
Physical Voting	999725	100.00	000	0.00	627

TOTAL	774799607	99.999	2132	0.001	581894286

Note: None of the shareholders identified as related party voted on the resolution

IX)	Item No. 9 of the Notice (As an Ordinary Resolution):

To re-appoint Mr Aditya Puri, (DIN 00062650) as Managing Director of the Bank, for a period of 5 years with effect from November 1, 2015.

Manner of Voting	Votes in favour of the resolution		Votes against the resolution		Abstained / Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Remote E-voting	1192804120	99.999	4517	0.001	149749405
Ballot paper sent along with Notice	13137551	99.999	35	0.001	45
Physical Voting	999725	100.00	000	0.00	627

TOTAL	1206941396	99.999	4552	0.001	149750077

X)	Item No. 10 of the Notice (As an Ordinary Resolution):

To revise the terms of appointment of Mr. Kauzad Bharucha (DIN 02490648) as Executive Director of the Bank.

Manner of Voting	Votes in favour of the resolution		Votes against the resolution		Abstained / Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Remote E-voting	1192412574	99.999	2848	0.001	150142620
Ballot paper sent along with Notice	13137551	99.999	35	0.001	45
Physical Voting	999725	100.00	000	0.00	627

TOTAL	1206549850	99.999	2883	0.001	150143292

XI)	Item No. 11 of the Notice (As a Special Resolution):

To ratify and approve related party transactions with HDB Financial Services Limited (HDBFSL)

Manner of Voting	Votes in favour of the resolution		Votes against the resolution		Abstained / Invalid votes
	Nos.	%age	Nos.	%age	Nos.
Remote E-voting	776527487	99.999	6039	0.001	566024516
Ballot paper sent along with Notice	13137586	100.00	000	0.00	45
Physical Voting	999725	100.00	000	0.00	627

TOTAL	790664798	99.999	6039	0.001	566025188

Note: None of the shareholders identified as related party voted on the resolution

All the Resolutions mentioned in the AGM Notice as per the details above stand passed under Remote E-voting, voting through physical ballot sent along with the Notice and voting conducted at AGM by way of Ballot Papers with the requisite majority and deemed to be passed as on the date of the AGM.

A Compact Disc (CD) containing a list of equity shareholders who voted “FOR” or “AGAINST” and those who “ABSTAINED” together with those whose votes were declared invalid for each resolution is being delivered to the Company Secretary separately.

I hereby confirm that I am maintaining the Registers received from the RTA and electronic voting data received from the Service Provider, in respect of the votes cast through Remote -e-voting and through physical ballots sent along with the Notice of the AGM as also the voting conducted at AGM by way of Ballot Papers by the Members of the Bank. The Ballot papers and all other relevant records relating to e-voting and physical voting is under my safe custody and will be handed over to the Company Secretary for safe keeping, after the Chairperson signs the Minutes.

Thanking you,

Yours Faithfully

For B.N. & Associates

Sd/-

CS B Narasimhan	Place: Mumbai
(Proprietor)	Date: July 22, 2015
(FCS no 1303 COP no 10440)

Witnesses:

1. Mr. Sameer Shaikh	: Sd/-

2. Mr. Akshay Vora	: Sd/-

Countersigned and received the report:

Sd/-

Signed by Mr. Sanjay Dongre Executive Vice President (Legal) & Company Secretary

Place: Mumbai	Date: July 22, 2015

HDFC BANK LIMITED AGM Voting Report for Notice dated 18th June 2015 Commenced on 17th July 2015 and Concluded on 21st July 2015

Resolution No 1 — Ordinary Resolution	Promoter / Public	No. of shares held	No of Votes Polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Adoption of the Audited Financial Statements (Standalone and Consolidation) for the year ended March 31, 2015 and the reports of the Board of Directors and Auditors thereon		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
	Promoter and Promoter Group	543216100	401150820	73.85	401150820	0	100.00	0.00
	Public - Institutional holders	1081850321	773491419	71.50	773491419	0	100.00	0.00
	Public - Others	886391796	36405981	4.11	36404454	1527	100.00	0.00

	Grand Total	2511458217	1211048220	48.22	1211046693	1527	100.00	0.00

Resolution No 2 — Ordinary Resolution	Promoter / Public	No. of shares held	No of Votes Polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Declaration of Dividend on Equity Shares		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
	Promoter and Promoter Group	543216100	401150820	73.85	401150820	0	100.00	0.00
	Public - Institutional holders	1081850321	775897434	71.72	775897434	0	100.00	0.00
	Public - Others	886391796	36429181	4.11	36428654	527	100.00	0.00

	Grand Total	2511458217	1213477435	48.32	1213476908	527	100.00	0.00

Resolution No 3 — Ordinary Resolution	Promoter / Public	No. of shares held	No of Votes Polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Appointment of Directors in place of Mr. Paresh Sukthankar, Who retires by rotation and being eligible offer himself for re-appointment		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
	Promoter and Promoter Group	543216100	401150820	73.85	401150820	0	100.00	0.00
	Public - Institutional holders	1081850321	775897434	71.72	768968362	6929072	99.11	0.89
	Public - Others	886391796	36429181	4.11	36426324	2857	99.99	0.01

	Grand Total	2511458217	1213477435	48.32	1206545506	6931929	99.43	0.57

Resolution No 4 — Ordinary Resolution	Promoter / Public	No. of shares held	No of Votes Polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Appointment of Directors in place of Mr. Kaizad Bharucha Who retires by rotation and being eligible offer himself for re-appointment		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
	Promoter and Promoter Group	543216100	401150820	73.85	401150820	0	100.00	0.00
	Public - Institutional holders	1081850321	775897434	71.72	768968362	6929072	99.11	0.89
	Public - Others	886391796	36405981	4.11	36403093	2888	99.99	0.01

	Grand Total	2511458217	1213454235	48.32	1206522275	6931960	99.43	0.57

Resolution No 5 — Oridnary Resolution	Promoter / Public	No. of shares held	No of Votes Polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Re-appointment of Statutory Auditors and fixing of their remuneration		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
	Promoter and Promoter Group	543216100	401150820	73.85	401150820	0	100.00	0.00
	Public - Institutional holders	1081850321	757211428	69.99	749711548	7499880	99.01	0.99
	Public - Others	886391796	36405981	4.11	36404439	1542	100.00	0.00

	Grand Total	2511458217	1194768229	47.57	1187266807	7501422	99.37	0.63

Resolution No 6 — Special Resolution	Promoter / Public	No. of shares held	No of Votes Polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Appointment of Mr. Malay Patel as Independent Director of the Bank		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
	Promoter and Promoter Group	543216100	401150820	73.85	401150820	0	100.00	0.00
	Public - Institutional holders	1081850321	769327350	71.11	769317216	10134	100.00	0.00
	Public - Others	886391796	36405565	4.11	36398838	6727	99.98	0.02

	Grand Total	2511458217	1206883735	48.06	1206866874	16861	100.00	0.00

Resolution No 7 — Special Resolution	Promoter / Public	No. of shares held	No of Votes Polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Increase in approved limit of borrowing not exceeding Rs.50,000 Crore over and above the paid-up capital and free reserves		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
	Promoter and Promoter Group	543216100	401150820	73.85	401150820	0	100.00	0.00
	Public - Institutional holders	1081850321	775897434	71.72	775897434	0	100.00	0.00
	Public - Others	886391796	36405981	4.11	36403889	2092	99.99	0.01

	Grand Total	2511458217	1213454235	48.32	1213452143	2092	100.00	0.00

Resolution No 8 — Special Resolution	Promoter / Public	No. of shares held	No of Votes Polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Ratification and Approval of Related Party Transactions with HDFC Limited		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
	Promoter and Promoter Group	543216100	0	0.00	0	0	0.00	0.00
	Public - Institutional holders	1081850321	759198637	70.18	759198637	0	100.00	0.00
	Public - Others	886391796	15603102	1.76	15600970	2132	99.99	0.01

	Grand Total	2511458217	774801739	30.85	774799607	2132	100.00	0.00

Resolution No 9 — Ordinary Resolution	Promoter / Public	No. of shares held	No of Votes Polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Re-appointment of Mr. Aditya Puri as Managing Director of the Bank		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
	Promoter and Promoter Group	543216100	401150820	73.85	401150820	0	100.00	0.00
	Public - Institutional holders	1081850321	769365947	71.12	769365947	0	100.00	0.00
	Public - Others	886391796	36429181	4.11	36424629	4552	99.99	0.01

	Grand Total	2511458217	1206945948	48.06	1206941396	4552	100.00	0.00

Resolution No 10 — Ordinary Resolution	Promoter / Public	No. of shares held	No of Votes Polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Revision in the terms of appointment of Mr. Kaizad Bharucha Executive Director		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
	Promoter and Promoter Group	543216100	401150820	73.85	401150820	0	100.00	0.00
	Public - Institutional holders	1081850321	768995947	71.08	768995947	0	100.00	0.00
	Public - Others	886391796	36405966	4.11	36403083	2883	99.99	0.01

	Grand Total	2511458217	1206552733	48.04	1206549850	2883	100.00	0.00

Resolution No 11 — Special Resolution	Promoter / Public	No. of shares held	No of Votes Polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
Ratification and Approval of related party transaction with HDB Financial Service Limited		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
	Promoter and Promoter Group	543216100	0	0.00	0	0	0.00	0.00
	Public - Institutional holders	1081850321	775067750	71.64	775067750	0	100.00	0.00
	Public - Others	886391796	15603087	1.76	15597048	6039	99.96	0.04

	Grand Total	2511458217	790670837	31.48	790664798	6039	100.00	0.00